ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV
1 December 2011 Change of Director’s Details
David Reid — Appointment to the Board of Intertek Group plc
Reed Elsevier announces that David Reid, senior independent director, has been appointed non-executive director of Intertek Group plc effective today.